Filed pursuant to Rule 433
Registration File No. 333-283950
Issuer Free Writing Prospectus dated July 8, 2026
Relating to the Preliminary Prospectus Supplement
dated July 8, 2026
(To prospectus dated June 11, 2026)
NUVEEN CHURCHILL DIRECT LENDING CORP.

$100,000,000 6.650% Notes due 2030

PRICING TERM SHEET
July 8, 2026
The following sets forth the final terms of the further issuance of the 6.650% Notes due 2030 (the “New Notes”) and should only be read together with the preliminary prospectus supplement dated July 8, 2026 (the “Preliminary Prospectus Supplement”) related to the New Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.
On January 22, 2025, Nuveen Churchill Direct Lending Corp. (the “Company”) issued $300,000,000 in aggregate principal amount of its 6.650% notes due 2030 (the “Existing Notes”) pursuant to an indenture, dated as of January 22, 2025 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of January 22, 2026 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association, as trustee. The New Notes offered hereby are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this pricing term sheet as the “Notes.”

Issuer:	Nuveen Churchill Direct Lending Corp.
Security Title:	6.650% Notes due 2030
Expected Ratings*:	Moody's: Baa3/Stable Fitch: BBB-/Stable
Aggregate Principal Amount of New Notes Offered:
$100,000,000. The New Notes will be part of the same series of notes as the $300,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and treated as a single series with the Existing Notes.

Aggregate Principal Amount of Notes Outstanding After this Offering:	$400,000,000
Trade Date:	July 8, 2026
Settlement Date**:	July 10, 2026 (T+2)
Maturity Date:	March 15, 2030
Interest Payment Dates:	March 15 and September 15, commencing for the New Notes on September 15, 2026

Price to Public (Issue Price):	100.123% of the principal amount, plus Aggregate Accrued Interest (as defined below)
Aggregate Accrued Interest:
$2,124,305.56 of accrued interest from March 15, 2026 up to, but not including, the date of delivery of the New Notes (the “Aggregate Accrued Interest”). The interest payment to be made on September 15, 2026 will include the Aggregate Accrued Interest.

Coupon (Interest Rate):	6.650%
Yield to Maturity:	6.608%
Spread to Benchmark Treasury:	+ 230 basis points
Benchmark Treasury:	4.125% due June 30, 2031
Benchmark Treasury Price and Yield:	99-06 / 4.308%
Optional Redemption:
Prior to February 15, 2030 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:
-    (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, or
 - 100% of the principal amount of the Notes to be redeemed.
On or after the Par Call Date, the Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	67090S AA6 / US67090SAA69
Sole Book-Running Manager:	SMBC Nikko Securities America, Inc.
Note:    *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note:    **The Company expects that delivery of the New Notes will be made to investors on or about July 10, 2026, which will be the second business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade New Notes prior to the business day before the delivery of the New Notes will be required, by virtue of the fact that the New Notes initially settle in T+2, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing.  The Preliminary Prospectus Supplement, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.
The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. The Company has filed the Preliminary Prospectus Supplement for the offering to which this communication relates. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or SMBC Nikko Securities America, Inc. will arrange to send you the Preliminary Prospectus Supplement if you request it from SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856.
Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.